

By Electronic Mail

March 31, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530/811-23024
        Form Type: 8-A12B
        Filing Date: March 31, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Pacer Swan SOS Conservative (April) ETF (PSCW)
- Pacer Swan SOS Moderate (April) ETF (PSMR)
- Pacer Swan SOS Flex (April) ETF (PSFM)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Initial Listings Analyst